Exhibit 23.1C

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated April 14, 2005 accompanying the consolidated balance sheet of WidePoint Corporation and subsidiaries as of December 31, 2004, and the related consolidated statements of operations, shareholders’ equity and cash flows for the years ended December 31, 2004 and 2003, included in WidePoint Corporation’s Annual Report on Form 10-K for the year ended December 31, 2005, which are incorporated by reference into the Registration Statement on this Post-Effective Amendment No. 1 of Form S-1 (File No. 333-121858) and Prospectus of WidePoint Corporation. We consent to the incorporation by reference of the aforementioned report in the Registration Statement and Prospectus, and to the use of our name as it appears under the caption “Experts.”

/s/ GRANT THORNTON LLP

Chicago, Illinois
April 28, 2006